N E W S R E L E A S E

October 25, 2018

Nevsun Announces Third Quarter 2018 Financial Results

Nevsun Resources Ltd. (TSX:NSU) (NYSE AMERICAN:NSU) (“Nevsun” or “the Company”) is pleased to report its financial results for the three and nine months ended September 30, 2018. Unless otherwise noted all financial results are in millions of US dollars.

Q3 2018 Highlights

  Strong quarterly production of 69.6 million pounds of zinc and 10.2 million pounds of copper.
  Revised full year 2018 zinc guidance upwards to 245 to 265 million pounds from 210 to 240 million pounds.
  Revised full year 2018 by-product copper guidance upwards to 33 to 38 million pounds from 25 to 30 million pounds.

  C1 cash costs(2) in middle of guidance at $0.71 per payable pound of zinc sold on a by-product basis.

  Revenue adversely impacted by lower zinc and copper prices.
  Advanced both the Timok Upper Zone Project and the Bisha Mine open pit extension.
  Announced friendly all-cash agreement for Nevsun to be acquired by Zijin Mining for US$1.41 billion.

Timok Project Update

Site preparation activities continued at the Timok Upper Zone in the third quarter to advance the construction of the portal and exploration decline. Following preparatory work, excavation began as scheduled in late August on the decline boxcut. The Company has acquired 100% of the land required for development of the exploration decline and 74% of the required private land for construction of the Upper Zone project as at September 30, 2018. Drilling also continued as part of a condemnation drill program aimed to ensure that no significant mineralization is present near proposed infrastructure.

The Timok Project feasibility study (“FS”) is progressing on schedule and is expected to be released in mid-2019. Permitting activities also continued with the submission of an Elaborat, a Serbian mineral reserve report, to the Serbian Ministry of Mining and Energy in early September.

At the Lower Zone, a core relogging program continued to better define the geological constraints on this resource to be used in future economic studies. A NI 43-101 Technical Report incorporating the initial resource statement for the Timok Lower Zone was filed in August 2018.

The 2018 regional drilling program continued to target high grade Upper Zone-style mineralization. A total of nine holes are now complete with focus areas including the Eastern Target 2 area immediately east of the Upper Zone; along the northeastern edge of the Lower Zone footprint; the area to the west of the Upper Zone; and two kilometres to the southeast of the Upper Zone. Strong Upper Zone style alteration with associated pyrite, enargite, chalcopyrite and minor covellite mineralization typical of the outer edge of the Upper Zone is being encountered in all of the holes immediately around Cukaru Peki.

Bisha Mine Update

The Bisha Mine maintained total quarterly material movement above five million tonnes for the fourth consecutive quarter. This sustained improvement in mine performance reflects the deployment of new heavy mining equipment (“HME”), and the implementation of a plan for in-pit waste dumping with favourable impacts on haulage distance. Stripping also commenced in July for an open pit extension with 690,000 tonnes moved in the quarter.

The third quarter coincides with the wet season in Eritrea and despite rainfall being almost double the normal amount in 2018, high levels of production were maintained. Ore supply remained tight throughout the quarter due to lower productivity in constrained work areas at the bottom of the pit, however zinc feed grade of 6.7% improved over the previous quarter, while copper feed grade remained at 1.1%. Strong recoveries of both zinc and copper continued through the third quarter with 83.9% and 74.5% achieved respectively. Despite strong zinc production in Q3, the volume of payable zinc in concentrate sold decreased 17% from Q2 2018 as a result of processing higher-grade material late in the quarter which remained in concentrate inventory at September 30, 2018.

2018 Outlook Update

The Company’s previously published 2018 production guidance is 210 to 240 million pounds of zinc and 20 to 30 million pounds of copper. Zinc production in the first nine months of the year was 192.5 million pounds with strong production expected to continue through the remainder of 2018. Accordingly, 2018 production guidance has been revised upwards to 245 to 265 million pounds of zinc. Copper by-product production in the first nine months of the year was 27.8 million pounds and continues to benefit from the implementation of the sodium meta bisulphate (“SMBS”) reagent scheme in mid-June. Due to sustained positive results, 2018 production guidance has been revised upwards to 33 to 38 million pounds of copper.

C1 cash costs per payable pound of zinc sold on a by-product basis are expected to be $0.60 to $0.80 in 2018. C1 cash costs on a by-product basis were $0.66 in the first nine months of the year as strong production results were offset by higher operating costs. Accordingly, C1 cash costs on a by-product basis are expected to remain within the expected range in 2018.

Corporate Update

Zijin Mining Group Co. Ltd. (“Zijin”) and Nevsun entered into a definitive agreement dated September 4, 2018, to which Zijin made a friendly bid to Nevsun Shareholders to acquire all of the issued and outstanding shares of Nevsun for C$6.00 per share in cash (the “Offer”). The Company has been advised by Zijin that Zijin has received Canadian Competition Act clearance for the Offer as well as approval from the People’s Republic of China’s National Development and Reform Commission (“NDRC”). Nevsun would like to remind shareholders to follow the unanimous Board recommendation for shareholders to accept the bid and tender their Nevsun shares to the Zijin offer. For more details on the Zijin offer, please refer to the Nevsun website.

Q3 2018 Financial Review

	Q3 2018	Q2 2018	Q1 2018	Q3 2017 (Restated)(1)
Revenue (millions)	$71.6	$76.4	$106.7	$71.0
Impairment reversals (charges) (millions)	-	5.0	-	2.7
Earnings (loss) from mine operations (millions)(1)	(2.7)	2.4	23.4	12.3
Exploration expenses (millions)(1)	(4.2)	(1.6)	(8.2)	(12.2)
Net income (loss) (millions)(1)	(19.9)	(9.3)	0.5	(8.4)
Net loss attributable to Nevsun shareholders (millions)(1)	(18.7)	(9.4)	(4.5)	(11.6)
Basic loss per share attributable to Nevsun shareholders(1)	$(0.06)	$(0.03)	$(0.01)	$(0.04)

Unrestricted cash (millions)	$88.7	$125.1	$149.6	$151.2
Working capital (millions)	135.5	170.4	187.6	179.1

Zinc price realized, per payable pound sold(3)	$1.02	$1.14	$1.51	$1.44
C1 cash cost per payable zinc pound sold, by-product basis(2)	0.71	0.71	0.58	0.75
C1 cash cost per payable zinc pound sold, co-product basis(2)	0.94	0.84	0.79	0.84

Copper price realized, per payable pound sold(3)	$2.66	$3.09	$3.01	$$2.99
C1 cash cost per payable copper pound sold, co-product basis(2)	1.58	1.39	1.56	1.70
(1)	Effective December 31, 2017, the Company voluntarily elected to change its accounting policy with respect to exploration and evaluation expenditures, and as such, certain financial measures have been restated. Please refer to the Company’s 2017 annual consolidated financial statements for the full accounting policy, and to the Company’s Q3 2018 interim financial statements for disclosure surrounding the effect of the change as at and for the three and nine months ended September 30, 2017.
(2)	C1 cash cost per pound is a non-GAAP measure. See page 16 of the Company’s Q3 2018 MD&A for discussion of non-GAAP measures and page 6 of the Company’s Q3 2018 MD&A, Cash Costs, for explanation of per-unit costs.
(3)	Zinc and copper prices realized per payable pound sold include provisional pricing adjustments for shipments not yet settled, including shipments in previous quarters. In Q3 2018, zinc and copper prices realized per payable pound sold of $1.02 and $2.66 respectively are inclusive of downward provisional pricing and other adjustments of $0.11 and $0.16 per payable pound sold respectively – see page 19 of the Company’s Q3 2018 MD&A for a reconciliation of realized metal prices.

Q3 2018 Operating Review

	Q3 2018	Q2 2018	Q1 2018	Q3 2017
Mining
Ore mined, tonnes(1)	464,000	582,000	640,000	383,000
Waste mined, tonnes(2)	5,185,000	4,900,000	4,525,000	4,126,000
Strip ratio, using tonnes(2)	9.7	8.4	7.1	10.8
Processing
Ore milled, tonnes	559,000	491,000	563,000	524,000
Zinc feed grade, %	6.7	6.1	7.1	6.8
Copper feed grade, %	1.1	1.1	1.2	1.0
Recovery, % of zinc	83.9	77.6	81.1	74.0
Recovery, % of copper(3)	74.5	69.4	61.5	33.4
Zinc concentrate grade, %	49.1	47.8	47.8	42.0
Copper concentrate grade, %(3)	22.3	21.5	20.9	17.8
Zinc in concentrate produced, millions of pounds	69.6	51.3	71.6	57.8
Zinc in concentrate produced, tonnes	31,600	23,300	32,500	26,300
Copper in concentrate produced, millions of pounds	10.2	8.6	8.9	4.0
Copper in concentrate produced, tonnes	4,600	3,900	4,100	1,800
Payable zinc in concentrate sold, millions of pounds	44.4	53.8	53.4	43.4
Payable zinc in concentrate sold, tonnes	20,200	24,400	24,200	19,800
Payable copper in concentrate sold, millions of pounds	9.3	4.3	7.8	3.1
Payable copper in concentrate sold, tonnes	4,100	2,000	3,500	1,400
(1)	Ore tonnes mined for the three and nine months ended September 30, 2018 consisted of 464,000 and 1,686,000 tonnes of primary ore (Q3 2017 – 381,000 and 1,618,000 tonnes of primary ore and 2,000 and 70,000 tonnes of supergene ore).
(2)	Waste tonnes mined for the three and nine months ended September 30, 2018 include 690,000 tonnes relating to stripping for an open pit extension which commenced in July 2018. This material has been excluded from the strip ratio.
(3)	This represents the copper recovery to copper concentrate from the copper flotation circuit only, and excludes copper recovered to zinc concentrates.

The Company’s Interim Financial Statements and Management’s Discussion and Analysis (“MD&A”) are available on the Company website at www.nevsun.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Qualified Persons Statement

Mr. Peter Manojlovic, PGeo, and Vice President Exploration of Nevsun Resources Ltd. is a Qualified Person under the terms of NI 43-101 and has reviewed the exploration and mineral resource and reserve statements of this press release and approved its dissemination.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone and 60.4% owner of the Timok Lower Zone in Serbia. The Timok Lower Zone is a partnership with Freeport-McMoRan Exploration Corporation (“Freeport”) which currently owns 39.6% and upon completion of any feasibility study (on the Upper or Lower Zone), Nevsun Resources Ltd. will own 46% and Freeport will own 54%. Nevsun generates cash flow from its 60% owned copper-zinc Bisha Mine in Eritrea.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. All statements, other than statements of historical facts, are forward looking statements including statements with respect to the Company’s Bisha Mine in Eritrea, 2018 zinc and copper by-product production guidance, its intentions for its Timok Upper Zone Project in Serbia (the “Timok Project”) including timing for release of the Feasibility Study and the outcome of the Zijin offer to Nevsun Shareholders to acquire all of the issued and outstanding shares of Nevsun for C$6.00 per share in cash. The Company also cautions the reader that the PEA previously released in September 2017 and the PFS released in March 2018 on the Timok Project that support the technical feasibility or economic viability of the Timok Project, including the marketability of the concentrate, mining method, costs, processing, metal recoveries and any other technical aspects related to the Timok Project, are preliminary in nature and there is no certainty that the PEA or the PFS will be realized.

Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements are statements concerning the Company’s current beliefs, plans, objectives and expectations about the future, including but not limited to statements and information made concerning: statements relating to the business, prospects and future activities of, and development plans related to the Company, exploration activities, the adequacy of financial resources, anticipated production, processing and recoveries of zinc and copper, mineral reserve and resource estimates, mining efficiencies and access to mineral reserves, goals, strategies, future growth, planned future acquisitions, anticipated C1 cash costs to produce zinc or copper, resolution of metallurgical challenges from variable ore materials to produce concentrate and the ability to increase processing and recovery rates of zinc and copper, achievement of and timing for achievement of any key milestones including, planned mineral movement at the Bisha Mine and other events or conditions that may occur in the future regarding the Company or its projects.

The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in project parameters; changes in costs, including labour, infrastructure, operating and production costs; future prices of copper, gold, zinc, silver and other minerals; resource estimates and variations of mineral grade or recovery rates; metallurgical challenges on the variable ore materials being processed and if the significant improvements in recovery rates of zinc and copper will be maintained or that recoveries to initial design levels will be achieved; the ability to extend mine life beyond the current mine plans; operating or technical difficulties in connection with exploration; land acquisition; mining method, production profile and mine plan; other development or mining activities, including the failure of plant, equipment or processes to operate as anticipated; performance on ore production and waste movement and improvement in mining capability; delays in exploration, development and construction activities including commencement of the decline construction as planned; changes in government legislation and regulation; the ability to maintain and renew existing licenses and permits and the ability to obtain other required licences and permits in a timely manner or at all; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business including, without limitation, other risks that are more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2017 (the “AIF”) and the Company’s management discussion and analysis for the fiscal year ended December 31, 2017 (the “MD&A”), which are incorporated herein by reference.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our AIF and MD&A, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Peter G.J. Kukielski” Peter G.J. Kukielski President & Chief Executive Officer NSU 18-29.doc	For further information, contact: David Jan - Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com